Exhibit 99.1

Aeterna Zentaris Reports Third Quarter 2022 Financial Results

– Company ended the quarter with $53.8 million in cash

– Driving continued progress across diversified pre-clinical and clinical development pipeline

TORONTO, ONTARIO, November 3, 2022 – Aeterna Zentaris Inc. (Nasdaq: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the third quarter ended September 30, 2022.

“Our priorities remain advancing our preclinical and clinical studies and aiming to explore all options for our Macrilen™ asset,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna.

Recent Highlights

●	Announced the Company will regain full rights to Macrilen™ for the U.S. and Canada, following Novo’s termination of the development and commercialization license agreement, which termination will become effective May 23, 2023. Until then, Novo is expected to continue to commercialize Macrilen™ and fund the cost for the ongoing pivotal pediatric Phase 3 DETECT-trial. The Company is actively engaged in exploring all options for Macrilen™; and
●	Entered into a sponsored research agreement with Massachusetts General Hospital to further evaluate the Company’s targeted, highly specific immunosuppressive therapeutic proteins (AIM Biologicals) in preclinical research for the potential treatment of neuromyelitis optica spectrum disorder.

Results of operations for the three-month period ended September 30, 2022

All amounts in this press release are in U.S. dollars unless otherwise noted.

For the three-month period ended September 30, 2022, Aeterna reported a consolidated net loss of $3.4 million, or $0.70 loss per common share (basic), compared to a consolidated net loss of $1.9 million, or $0.40 loss per common share (basic) for the three-month period ended September 30, 2021. The $1.5 million increase in net loss is primarily the result of $0.8 million higher revenues, offset partially by an increase in operating expenses of $2.5 million primarily due to a $1.8 increase in research and development, a $0.9 million increase in general and administrative expenses, offset by a $0.2 million decrease in selling expenses, and an increase of $0.2 million in Net Finance income.

Revenues

●	Total revenue for the three-month period ended September 30, 2022 was $1.9 million, an increase of $0.8 million from $1.1 million in the same period in 2021. Quarterly revenue was comprised of $0.6 million in licensing revenue (2021 - $0.3 million), $1.2 million in development revenue (2021 - $0.7), $0.04 million in supply chain revenue (2021 - $0.06 million), $0.01 million in royalty income (2021 - $0.02 million).

Operating expenses

●	Total operating expenses for the three-month period ended September 30, 2022 was $5.6 million compared with $3.1 million for the same period in 2021, representing an increase of $2.5 million. This increase was primarily due to a $1.8 increase in research and development, $0.9 million increase in general and administrative expenses, offset by a $0.2 million decrease in selling expenses.

Net finance income (cost)

●	Net finance income (costs) for the three-month period ended September 30, 2022 was $0.3 million compared with net finance income (costs) of $0.1 million for the same period in 2021, representing an increase in net finance income of $0.2 million.

The Company had $53.8 million cash and cash equivalents at September 30, 2022 (December 31, 2021 – $65.3 million).

Consolidated Financial Statements and Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter, as well as the Company’s unaudited consolidated interim financial statements as of September 30, 2022, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedar.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its preclinical and clinical studies, its efforts to explore options for its Macrilen™ asset, Novo’s termination of the development and commercialization license agreement and with respect to Novo’s funding towards the cost of the ongoing pivotal pediatric Phase 3 DETECT-trial, and its sponsored research agreement with Massachusetts General Hospital.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com